SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

Press Release

Large volumes of oil discovered
in the Espírito Santo pre-salt layer

(Rio de Janeiro, November 21, 2008). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, informed the National Petroleum Agency (NPA) that it has completed the drilling of two new wells in the pre-salt layer off the coast of Espírito Santo and proved an expressive discovery of light oil (30 degrees API) in the area called Parque das Baleias. The recoverable volume of the discoveries, made in pre-salt reservoirs located underneath the Baleia Franca, Baleia Azul, and Jubarte heavy oil fields, is estimated between 1.5 and 2 billion barrels of oil equivalent (boe).

The 6-BFR-1-ESS and 6-BAZ-1DB-ESS wells were drilled nearly 80 kilometers off the coast and five and six kilometers to the north and to the south, respectively, of discovery well 1-ESS-103A, located in the pre-salt section under the Jubarte heavy oil field, which has been producing, at a high flow, since last September.

In these two wells, the reservoirs were discovered under a layer of up to 700 meters of salt and at depths ranging from 1,348 and 1,426 meters from the water line. The reservoirs are located 4,200 to 4,800 meters below sea level and have oil-bearing porous thicknesses of 190 and 300 meters, proving the major potential of the discoveries.

So far, six wells have been drilled in the Espírito Santo pre-salt layer, all of which successfully. With the new discoveries, the total estimated volume of oil in the Parque das Baleias area, including the reservoirs located above and below the salt layer, already adds up to some 3.5 billion boe.

The excellent results achieved by these two drillings, the excellent Long Duration Test (LDT) responses obtained from pioneer well 1-ESS-103A, and the logistics facilities already installed and currently being installed in the area, led Petrobras to heighten the studies to accelerate pre-salt production at Espírito Santo.

Almir Guilherme Barbassa
CFO and Investor Relations Officer
Petróleo Brasileiro S.A. – Petrobras

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.